EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Seelos Therapeutics, Inc.:

We consent to the use of our report dated May 23, 2018, with respect to the balance sheets of Seelos Therapeutics, Inc. as of December 31, 2017 and 2016, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2017 and the period June 1, 2016 (inception) to December 31, 2016, and the related notes (collectively, the financial statements), incorporated herein by reference.

Our report dated May 23, 2018 contains an explanatory paragraph that states that Seelos Therapeutics, Inc. has suffered recurring losses from operations and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Short Hills, New Jersey
February 25, 2019